Via Facsimile and U.S. Mail
Mail Stop 4720

October 29, 2009

William F. Fawcett
General Counsel
Flagstone Reinsurance Holdings Limited
Crawford House
23 Church Street
Hamilton HM 11 Bermuda

Re: Flagstone Reinsurance Holdings Limited
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 13, 2009
DEF 14A Filed April 14, 2009
File No. 001-33364

Dear Mr. Fawcett:

We have reviewed your October 23, 2009 response to our October 9, 2009 letter and have the following additional comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where we ask you to revise disclosure, please provide us information showing us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Compensation Discussion and Analysis

Annual Cash Bonuses, page 10

1. We note your response that you believe disclosure of any of your strategic objectives would cause your company competitive harm. Please note that the Staff's position is that disclosure of all objectives used in determining incentive compensation for named executive officers is material to an investor's understanding of your compensation plan unless these goals can be excluded pursuant to Instruction 4 to Item 402(b). Our prior comment 2 asked that you identify and discuss each of these goals and if you believe disclosure of these goals is likely to cause competitive harm to submit an analysis supporting this belief. Please note, we will not be in a position to agree with your analysis or disagree with your analysis if we do not know what these goals are. Please

submit a detailed analysis identifying the goals and explaining how the disclosure of each goal is likely to cause competitive harm. As our letters are publicly available following the completion of our review, you should consider submitting a Rule 83 request for the portions of your analysis that disclose information you consider confidential.

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Please respond to these comments within 10 business days or tell us when you will provide us with responses. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Michael Rosenthall at (202) 551-3674 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director